Filed by VaxGen, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Raven biotechnologies, inc.
Registration Statement File No. 333-148312

Raven biotechnologies, inc. issued the following press release on March 12, 2008:
RAVEN BIOTECHNOLOGIES ADVANCES RAV18
THROUGH AGREEMENT WITH CMC ICOS BIOLOGICS
South San Francisco, CA and Seattle, WA — March 12, 2008
Raven biotechnologies, inc., a privately held company focused on the discovery and development of monoclonal antibody therapeutics (MAbs) for cancer, and CMC ICOS Biologics, Inc. a leading contract manufacturing organization, today announced they have entered into an agreement under which CMC ICOS will create a production cell line for Raven’s next IND candidate, RAV18.
RAV18 is a humanized antibody targeting the ADAM9 protein on cells. ADAM9 is expressed on many solid tumors and is thought to contribute to disease progression and metastasis. A number of carcinoma cell lines have been shown to amplify the gene for ADAM9 and to overexpress the protein. Overexpression of ADAM9 protein has been reported in pancreatic, prostate, gastric, breast and lung cancers. Raven has confirmed that ADAM9 is present on its cancer stem cell lines, and has identified new biology associated with antibodies targeting ADAM9 that will be presented at upcoming scientific meetings. Raven has also shown that anti-ADAM9 antibodies suppress tumor growth in lung, prostate and skin cancer animal models and suppress metastasis. Raven is targeting 2009 for an IND filing of RAV18.
“We are delighted to be advancing RAV18 toward an IND filing next year through our relationship with CMC ICOS,” stated George Schreiner, M.D., Ph.D., chief executive officer of Raven biotechnologies. “RAV18 is the second IND candidate to come from Raven’s proprietary discovery platform, and the first to target solid tissue cancer stem cells.”
“CMC is pleased to enter into this collaboration with Raven biotechnologies in a project that uses the CMC proprietary CHEF1TM expression technology. Using this system, the timeline for cell line isolation and production cell line generation is significantly shorter than conventional technologies” said Mads Laustsen, CEO of CMC Biologics.
About Raven
Raven biotechnologies, inc. (www.ravenbio.com) is a privately held biotechnology company focused on the development of monoclonal antibody therapeutics for treating cancer. Raven’s lead product candidate, RAV12, targets adenocarcinomas and is in clinical development for the treatment of gastrointestinal and other cancers. Raven’s discovery process simultaneously identifies cell-surface drug targets and the antibody therapeutics to regulate them. Our focus on biological function allows us to rapidly identify novel target antigens and therapeutic candidates in their native configuration in the intact cell membrane. Our integrated approach is based on proprietary methods for optimizing the production of MAbs targeting cell-surface proteins, including the use of human tissue-specific progenitor and tumor stem cell lines developed at Raven.
To date Raven has identified multiple candidate therapeutic MAbs for many cancer indications including lung, colon, pancreatic, prostate, breast, and ovarian cancer.
On November 12, 2007, Raven and VaxGen Inc. (Pink Sheets: VXGN.PK), a biopharmaceutical company, announced that their respective boards of directors unanimously approved a definitive merger agreement. The merger is expected to create a drug development company with a robust pipeline of monoclonal antibody candidates in oncology, proprietary antibody discovery platforms, biopharmaceutical manufacturing capabilities and sufficient cash to fund operations at least through the end of 2009. The merger is expected to close in the first half of 2008.
ABOUT CMC ICOS BIOLOGICS
CMC (www.cmcbio.com ) is a leading contract development and manufacturing organization that provides fully integrated biopharmaceutical development and manufacturing services to clients around the world, from its facilities in Europe and the USA. The company specializes in custom services for the scale-up and cGMP manufacture of protein-based therapeutics for pre-clinical, clinical trials and in-market production. CMC’s wide range of integrated services includes cell line development using our proprietary CHEF1™ system, process development and comprehensive analytical testing. CMC has fully segregated microbial fermentation and mammalian cell culture suites and offers both stirred tank and perfusion production processes.
CMC Biologics A/S is located in Copenhagen, Denmark, and CMC ICOS Biologics Inc., is located in Seattle, WA.
Contacts:
Stephen Worsley, Business Development
1-650-624-2662 or sworsley@ravenbio.com
Ellen Rose
Availe Communication, 1-650-387-8746
ellen@availe.net
Kevin Egan, CMC ICOS Biologics, Business Development
1-425-415-5357 or KEgan@icos.com
About VaxGen
VaxGen, Inc. is a biopharmaceutical company based in South San Francisco, California. The company owns a state-of-the-art biopharmaceutical manufacturing facility with a 1,000-liter bioreactor that can be used to make cell culture or microbial biologic products. For more information, please visit the company’s web site at www.vaxgen.com.

Additional Information and Where to Find It
VaxGen has filed a registration statement on Form S-4, and a related proxy statement/prospectus, in connection with the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy/prospectus because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting VaxGen Investor Relations at the email address: ir@vaxgen.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
VaxGen, Raven and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VaxGen in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of VaxGen is also included in VaxGen’s definitive proxy statement for its 2007 Annual Meeting of Stockholders which was filed with the SEC on November 21, 2007 and its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on August 30, 2007. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at VaxGen as described above.